UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

PDF Solutions, Inc.

(Name of issuer)

Common Stock

 (Title of class of securities)

693282105

  (CUSIP number)

January 1, 2011

 (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 693282105	Page 2 of 9 Pages

1.	Name of Reporting Person Samjo Capital, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,005,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,005,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 693282105	Page 3 of 9 Pages

1.	Name of Reporting Person Samjo Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 2,005,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 2,005,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 693282105	Page 4 of 9 Pages

1.	Name of Reporting Person Andrew N. Wiener

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,700 6. Shared Voting Power 2,005,000 7. Sole Dispositive Power 2,700 8. Shared Dispositive Power 2,005,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,007,700
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 693282105	Page 5 of 9 Pages

Item 1(a).     Name of Issuer:
PDF Solutions, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
333 West San Carlos Street, Suite 700, San Jose, California 95110

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Samjo Capital, LLC ("Samjo Capital"), (ii) Samjo Management, LLC ("Samjo Management") and (iii) Andrew N. Wiener.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal office of the Reporting Persons is 1325 Avenue of the Americas, 26th Floor, New York, New York 10019.

Item 2(c).     Citizenship:
Samjo Capital and Samjo Management are Delaware limited liability companies.  Mr. Wiener is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
Common Stock

Item 2(e).     CUSIP Number:
693282105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No. 693282105	Page 6 of 9 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 27,550,263 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on October 29, 2010:
(i)	Samjo Capital beneficially owned 2,005,000 shares of Common Stock, constituting 7.3% of the shares outstanding.
(ii)	Samjo Management beneficially owned 2,005,000 shares of Common Stock, constituting 7.3% of the shares outstanding.
(iii)	Mr. Wiener beneficially owned 2,007,700 shares of Common Stock, constituting 7.3% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

Samjo Capital           0

Samjo Management  0

Mr. Wiener               2,700

(ii) Shared power to vote or to direct the vote:

Samjo Capital            2,005,000

Samjo Management   2,005,000

Mr. Wiener                 2,005,000

(iii)	Sole power to dispose or to direct the disposition of:

Samjo Capital           0

Samjo Management  0

Mr. Wiener                2,700

(iv) Shared power to dispose or to direct the disposition of:

Samjo Capital            2,005,000

Samjo Management   2,005,000

Mr. Wiener                 2,005,000

SCHEDULE 13G

CUSIP No. 693282105	Page 7 of 9 Pages

Item 5.   Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  Exhibit:  Joint Acquisition Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2011

SAMJO CAPITAL, LLC		SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener Managing Member		Andrew N. Wiener Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener

EXHIBIT

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 10, 2011

SAMJO CAPITAL, LLC		SAMJO MANAGEMENT, LLC

By:	/s/ Andrew N. Wiener	By:	/s/ Andrew N. Wiener
	Andrew N. Wiener Managing Member		Andrew N. Wiener Managing Member

/s/ Andrew N. Wiener
Andrew N. Wiener

SK 22183 0001 1161120